SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
____________

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-
1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)
(Amendment No. 1)

Aspyra, Inc.
(Name of Issuer) COMMON STOCK, NO PAR VALUE
(Title of Class of Securities) 04538V104
(CUSIP Number) Jay Weil, Esq. 27 Viewpoint Road Wayne, New Jersey 07470 Tel. No. (973) 633-5072
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications) October 19, 2007
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box . ☐

Note.   Six copies of this statement, including all exhibits, should be filed with the Commission.  See Rule 13d-1 (a) for other parties to whom copies are to be sent.

(Continued on the following pages)

(Page 1 of 7 Pages)

CUSIP No. 04538V104	13D	Page 2 of 7 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Tebo Partners II, LLC 20-3022769
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) / / (b) / /
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) / /
6	CITIZENSHIP OR PLACE OF ORGANIZATION Kansas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 293,023
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 293,023
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 293,023
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.72%
14		TYPE OF REPORTING PERSON* OO
*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 04538V104	13D	Page 3 of 7Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Tebo Capital, LLC 020579912
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) / / (b) / /
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) / /
6	CITIZENSHIP OR PLACE OF ORGANIZATION Kansas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 308,023
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 308,023
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 308,023
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.86%
14		TYPE OF REPORTING PERSON* OO
*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 04538V104	13D	Page 4 of 7 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Todd A. Tumbleson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) / / (b) / /
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) / /
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 15,000
	8	SHARED VOTING POWER 478,244
	9	SOLE DISPOSITIVE POWER 15,000
	10	SHARED DISPOSITIVE POWER 478,244
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 493,244
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.57%
14		TYPE OF REPORTING PERSON* IN
*SEE INSTRUCTIONS BEFORE FILLING OUT!

The Statement on Schedule 13D filed by the Reporting Persons (as such term is defined below) on July 21, 2005 is amended as follows;

Item 2 is amended to read in its entirety as follows:

“Item 2.     Identity and Background.

(a)  This Statement on Schedule 13D is being jointly filed by Tebo Partners II, LLC, a Kansas limited liability company (“Tebo Partners”), Tebo Capital, LLC, a Kansas limited liability company (“Tebo Capital”), and Todd A. Tumbleson (“Tumbleson” and collectively with Tebo Partners and Tebo Capital, the "Reporting Persons").

(b)  The business address of each of the Reporting Persons is 4911 West 111th Terrace, Leawood, Kansas 66211.

(c)  Tebo Partners directly owns 293,023 of the shares of Common Stock reported as beneficially owned herein. Tebo Capital owns directly 15,000 shares of Common Stock. Tebo Capital is the sole manager of Tebo Partners. Todd Tumbleson is the sole member of Tebo Capital. By virtue of their control over the investment and disposition decisions of Tebo Partners, Tebo Capital and Tumbleson may be deemed to beneficially own all of the securities directly owned by Tebo Partners and Tumbleson may be deemed to beneficially own all of the securities owned directly by Tebo Capital. In addition, Tumbleson owns jointly with his wife, an additional 170,221 shares of Common Stock of the Company and The Tebo Capital SEP IRA (the “SEP IRA”) owns 15,000 shares of Common Stock of the Company.

(d)-(e) During the last five years, none of the Reporting Persons has  been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) nor during that time has any of the Reporting Persons been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining the Reporting Person from future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or any finding of any violation with respect to such laws.

(f)  Tumbleson is a citizen of the United States of America. Each of Tebo Partners and Tebo Capital is a Kansas limited liability company.”

Item 3 is amended to read in its entirety as follows:

“Item 3.      Source and Amount of Funds or Other Consideration.

905,000 shares of Common Stock and immediately exercisable warrants to purchase an additional 181,000 shares of Common Stock at $3.00 per share were acquired by the Reporting Persons in a private purchase placement on November 22, 2005 from the Company for an aggregate purchase price of $1,810,000. All of the funds used by Tebo Partners to make the purchase were obtained from equity investments made in Tebo Partners by its members. Tumbleson and his wife jointly acquired 15,000 shares for $26,600 in personal funds in June 2005 and the Tumbleson IRA acquired 22,500 in June and July 2005 for an aggregate of $38,850 in personal funds. The 15,000 shares and 22,500 shares were sold by Tumbleson and his wife and the Tumbleson IRA, respectively, in open market transactions during November 2006. On August 31, 2007 Tebo Capital and the SEP IRA exercised warrants to purchase 15,000 shares and 15,000 shares of Common Stock, respectively, for $1.10 per share. The purchase prices for the shares of Common Stock purchased upon exercise of the warrants were paid with personal funds. On October 19, 2007, Tebo Partners distributed an aggregate of 792,977 shares of Common Stock of the Company to certain members of Tebo Partners, including an aggregate of 170,221 shares to Tumbleson and his wife. None of the members of Tebo Partners, including Tumbleson and his wife paid any consideration to any person in connection with the distribution to them of such shares.”

Item 5 is amended to read in its entirety as follows:

“Item 5.      Interest in Securities of the Issuer.

(a)  As of the date hereof, Tebo Partners may be deemed to beneficially own 293,023 shares of the Common Stock representing approximately 2.72% percentage of the Company's outstanding Common Stock, Tebo Capital may be deemed to beneficially own 308,023 shares of the Common Stock representing approximately 2.86% percentage of the Company's outstanding Common Stock and Tumbleson may be deemed to beneficially own 493,244 shares of the Common Stock representing approximately 4.57% of the Company's outstanding Common Stock.

(b)  Each of the above Reporting Persons shares the power to vote or to direct the vote of, and the power to dispose or direct the disposition of all of the shares reported as beneficially owned by such Reporting Person

(c)  On August 31, 2007 the Tebo Capital  and the SEP IRA exercised warrants to purchase 15,000 shares and 15,000 shares of Common Stock, respectively, for $1.10 per share. The purchase prices for the shares of Common Stock purchased upon exercise of the warrants were paid with personal funds. On October 19, 2007, Tebo Partners distributed an aggregate of 792,977 shares of Common Stock of the Company to certain members of Tebo Partners, including an aggregate of 170,221 shares to Tumbleson and his wife. None of the members of Tebo Partners, including Tumbleson and his wife paid any consideration to any person in connection with the distribution to them of such shares.

Except as set forth herein, no transactions in the Common Stock were effected during the past sixty days by any of the Reporting Persons.

(d)  Not applicable.

(e) On October 19, 2007, by virtue of the distribution by Tebo Partners to its members of an aggregate of 792,977 shares of Common Stock, all of the Reporting Persons ceased to be the beneficial owners of more than 5% of the Common Stock.”

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

October 25, 2007
(Date)

/s/ Todd A. Tumbleson
Todd A. Tumbleson

TEBO PARTNERS II, LLC

By: Tebo Capital, LLC, Manager

By: /s/ Todd A. Tumbleson
Todd A. Tumbleson, Member

TEBO CAPITAL, LLC

By: /s/ Todd A. Tumbleson
Todd A. Tumbleson, Member